19008782

)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal	Quebec (Canada)	H3A 3R7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhousecoopers LLP/s.r.l./s.e.n.c.r.l.

(Name – *if individual, state last, first, middle name*)

1250 Blvd René-Lévesque, suite 2500	Montreal	Quebec (Canada)	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic Limited, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissaire à l'assermentation pour le Québec
Nadine Corbeil
214204
Commissioner for Oaths for Québec

Declared under oath before me at Montreal this February 28, 2019
N Corbeil

Notary Public

Robert Dorey
Signature

President/CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Transatlantic Limited

Financial Statements
December 31, 2018 and 2017
(expressed in US dollars)

pwc

March 1, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Lombard Odier Transatlantic Limited

Opinion on the Financial Statements

We have audited the accompanying statement of net assets in liquidation of Lombard Odier Transatlantic Limited (the "Company") as of December 31, 2018, the statement of changes in net assets in liquidation for the period from October 31, 2018 to December 31, 2018, the statement of financial condition as of December 31, 2017, the statements of loss and comprehensive loss and statements of shareholder's equity for the period from January 1, 2018 to October 30, 2018 and for the year ended December 31, 2017 and the statements of cash flow for each of the two years ended December 31, 2018 and 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets in liquidation of the Company as of December 31, 2018, the changes in its net assets in liquidation for the period from October 31, 2018 to December 31, 2018, its financial position as of December 31, 2017, the results of its operations for the period from January 1, 2018 to October 30, 2018 and for the year ended December 31, 2017 and its cash flows for each of the two years ended December 31, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America applied on the bases described below.

Basis of Accounting

As discussed in Note 2 to the financial statements, the shareholder of the Company approved a plan of liquidation on October 31, 2018, and the Company determined liquidation is imminent. As a result, the Company changed its basis of accounting on October 31, 2018 from the going concern basis to a liquidation basis.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedules of Net Capital are supplemental information required by Rule 17a 5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a 5 under the Securities Exchange Act of 1934. In our opinion, the Schedules of Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

Lombard Odier Transatlantic Limited

Statement of Net Assets in Liquidation

As of December 31, 2018

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	3,593,685
Receivables from clients	2,089,294
Receivables from brokers	106,660
Other accounts receivable (note 4)	283,138
Deposits and securities with clearing organizations (note 5)	2,119,223
Internally generated intangible assets	3,200,000
Accrued income for anticipated commissions	169,000
Accrued income for anticipated management fees	437,000
	11,998,000
Liabilities	
Current liabilities	
Payables to clients	369,900
Payables to brokers	1,811,459
Payables to companies under common control, without interest (note 9)	1,607,129
Accrued liabilities (note 7)	157;547
Accrued expenses expected to be incurred in liquidation	1,034,540
	4,980,575
Net assets in liquidation	7,017,425

Approved by the Board of Directors

Robert Dorey Director

Director

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Statement of Changes in Net Assets in Liquidation

For the period from October 31, 2018 to December 31, 2018

(expressed in US dollars)

	$
Net assets as of October 30, 2018 under going concern	5,563,175
Cumulative effect adjustment for liquidation basis of accounting (note 2)	2,183,250
Net assets as of October 31, 2018 under liquidation basis	7,746,425
Subsequent period remeasurement adjustment on assets (note 2)	(729,000)
Net increase in net assets in liquidation (note 2)	1,454,250
Net assets as of December 31, 2018 under liquidation basis	7,017,425

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Statement of Financial Condition

As of December 31, 2017

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	4,605,683
Receivables from clients	687,971
Receivables from brokers	165,691
Other accounts receivable (note 4)	151,093
	5,610,438
Non-current assets	
Deposits and securities with clearing organizations (note 5)	2,102,689
	7,713,127
Liabilities	
Current liabilities	
Payables to clients	34,471
Payables to brokers	792,150
Payables to companies under common control, without interest (note 9)	763,307
Other accounts payable and accrued liabilities (note 7)	78,499
	1,668,427
Shareholder's Equity (note 8)	
Share capital	9,478,957
Contributed surplus	84,000
Deficit	(3,518,257)
	6,044,700
	7,713,127

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited
Statements of Loss and Comprehensive Loss

(expressed in US dollars)

	For the period from January 1, 2018 to October 30, 2018 $	For the year ended December 31, 2017 $
Revenues (note 9)		
Commissions	1,436,541	2,258,692
Management fees	2,478,817	2,776,465
Revenue on transactions	53,372	66,957
	3,968,730	5,102,114
Operating expenses (note 9)		
Brokerage commissions	154,961	254,708
General brokerage	172,663	237,412
Clearing fees	26,771	53,881
Telecommunications	53,803	56,479
Management expenses	25,455	16,549
Differences on transactions	(9,698)	9,036
	423,955	628,065
Earnings before other income (expenses)	3,544,775	4,474,049
Other income (expenses) (note 9)		
Administrative expenses and salaries	(3,681,931)	(4,083,315)
Professional fees	(338,480)	(201,124)
Foreign exchange loss	(33,050)	(29,140)
Net interest income	2,441	1,757
Change in unrealized gain on deposits and securities with clearing organizations	24,720	10,459
	(4,026,300)	(4,301,363)
Income (loss) before deferred income taxes	(481,525)	172,686
Deferred income taxes (note 13)	-	(516,831)
Net loss and comprehensive loss for the year	(481,525)	(344,145)

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Statements of Changes in Shareholder's Equity

(expressed in US dollars)

For the period from January 1, 2018 to October 30, 2018

	Equity attributable to shareholder				
	Share capital $	Contributed surplus $	Deficit $	Total $	Total shareholder's equity $
Balance – Beginning of period	9,478,957	84,000	(3,518,257)	6,044,700	6,044,700
Net loss and comprehensive loss for the period	-	-	(481,525)	(481,525)	(481,525)
Balance – End of period	9,478,957	84,000	(3,999,782)	5,563,175	5,563,175

For the year ended December 31, 2017

	Equity attributable to shareholder				
	Share capital $	Contributed surplus $	Deficit $	Total $	Total shareholder's equity $
Balance – Beginning of year	9,478,957	84,000	(3,174,112)	6,388,845	6,388,845
Net loss and comprehensive loss for the year	-	-	(344,145)	(344,145)	(344,145)
Balance – End of year	9,478,957	84,000	(3,518,257)	6,044,700	6,044,700

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(expressed in US dollars)

	2018 $	2017 $
Cash flows from		
Operating activities		
Net income (loss) and comprehensive income (loss)	972,725	(344,145)
Adjustments for non-cash items		
Internally generated intangible assets	(3,200,000)	-
Deferred income taxes	-	516,831
Accrued income for anticipated commissions	(169,000)	-
Accrued income for anticipated management fees	(437,000)	-
Accrued expense liquidation	1,034,540	-
Unrealized foreign exchange loss (gain) on cash	62,903	(12,804)
Change in unrealized gain on deposits and securities with clearing organizations	(16,534)	(10,459)
Changes in working capital items (note 3(a))	803,271	140,367
	(949,095)	289,790
Investing activities		
Proceeds from deposits and securities with clearing organizations	-	607
Effect of foreign exchange rate fluctuations on cash	(62,903)	12,804
Net increase (decrease) in cash during the year	(1,011,998)	303,201
Cash – Beginning of year	4,605,683	4,302,482
Cash – End of year	3,593,685	4,605,683

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic Limited (the "Company"), incorporated under the Canada Business Corporations Act, was the general partner of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") and, in this capacity, managed the activities of the Limited Partnership.

Its head and principal office is located at 1000 Sherbrooke Street West, Suite 2200, Montréal, Quebec. The parent company was Lombard Odier & Cie (Canada), société en commandite, until its dissolution. Lombard Odier & Partners SCm is the ultimate parent of the group and is domiciled in Geneva, Switzerland.

The Company's business activities is trading in US securities primarily on a received versus payment and delivery versus payment (RVP/DVP) basis and adviser activities with a group of US corporate, institutional and retail investors. The Company is an investment adviser offering investment advisory services primarily to high net worth individuals. The Company acts as its own clearing agent for US securities brokerage transactions and utilized Bank Lombard Odier & Co. Ltd., an entity under common control, as its clearing agent for non-US securities brokerage transactions.

The Company is granted registration as an investment adviser by the SEC and acknowledged by the Internal Revenue Service as a US entity. The Company is member of FINRA and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934.

2 Summary of significant accounting policies

Basis of presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results.

In accordance with the provisions set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 855, Subsequent Events, management has evaluated subsequent events through March 1, 2019, the date of the approval of these financial statements. Management has determined that there are no material events that would require adjustment or disclosure in its financial statements.

Securities transactions executed by the Company as agent for clients are reflected in the statement of financial condition on a trade date basis. Receivables and payables relating to transactions that have not reached their contractual settlement dates are reflected net on the statement of financial condition.

(expressed in US dollars)

The financial statements as of December 31, 2017 and for the year then ended and for the period from January 1, 2018 to October 30, 2018 have been prepared on a going concern basis. The going concern basis of presentation assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and does not purport to show, reflect or provide for the consequences of the Company's intention to liquidate.

Change in basis of presentation

The Board of Directors of the Company approved a plan of liquidation on October 31, 2018, and the Company determined that liquidation is imminent.

The disposal of assets will be completed in two parts: an asset purchase agreement was signed with a counterparty to purchase the clientele at the end of March 2019, and the remaining assets will be liquidated and returned to the shareholder at the end of the liquidation, which should occur during the first quarter of 2020. The liabilities will be paid with our cash flows, for they are sufficient to cover all the liabilities. The liquidation and dissolution of the Company should be completed during the first quarter of 2020. As a result, in accordance with Topic 205, Presentation of Financial Statements: Liquidation Basis of Accounting, the Company changed the basis of preparing its financial statements from going concern to liquidation effective October 31, 2018. As a result, the financial statements as at December 31, 2018 and for the two-month period then ended have been prepared using a liquidation basis of accounting.

Upon the adoption of the liquidation basis of accounting, the Company recorded the following cumulative-effect adjustments to net assets in liquidation as of the date of adoption.

	$	Subsequent period remeasurement adjustment on assets and liabilities $	Total adjusted $
Other accounts receivable	(18,750)	-	(18,750)
Adjustment for internally generated intangible assets	4,025,000	(825,000)	3,200,000
Accrued income for anticipated commissions	169,000	-	169,000
Accrued income for anticipated management fees	662,000	(225,000)	437,000
Acrued expenses to companies under common control	(1,414,000)	311,000	(1,103,000)
Accrued expenses to be incurred in liquidation	(1,240,000)	10,000	(1,230,000)
Cumulative-effect adjustment for liquidation basis of accounting	2,183,250	(729,000)	1,454,250

The Company is not expecting a cash outflow to be required in relation to the tax consequences following the adjustments because of the use of the unused tax losses and capital losses.

(expressed in US dollars)

Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, including the estimated liquidation values of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets in liquidation during the reporting period. Actual results could differ from those estimates.

Estimated liquidation income and costs

As of December 31, 2018, the Company accrued estimated commissions and management fees. The Company's estimates of commissions and management fees were based on forecast that covered the year 2019 up to the closing in 2020.

The income related to the disposal of the intangible assets was estimated based on an agreement signed with a third party.

The Company accrued estimated liquidation costs expected to be incurred through January 2019 to March 2020 are as follows:

	$
Professional fees	75,000
Other liquidation expenses	197,000
Estimated cost to the companies under common control	2,221,000
Accrued expenses expected to be incurred in liquidation	2,493,000

The estimated liquidation costs were based on prior historical information, expected future events, specified contractual obligations, and the estimated time to complete the plan of liquidation. Other costs of liquidation will be recognized when a reasonable basis of estimation becomes determinable.

Foreign currency translation

The functional and presentation currency of the Company is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect on the statement of financial condition date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the transaction date. Revenue and expenses recognized in the statement of loss and comprehensive loss are translated at the rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other income (expenses) in the statement of loss and comprehensive loss.

Cash

Cash represents demand deposits held in banks without any restrictions.

(expressed in US dollars)

Receivables from and payables to clients

Receivables from and payables to clients represent the amount resulting from purchases and sales of securities not yet settled and that have not yet been paid to or received from clients. They represent the contractual price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, it may be required to purchase identical securities with its clearing organization, the Depository Trust & Clearing Corporation. Securities that have failed to be delivered or received are receivable and payable balances, respectively, arising from transactions with brokers and dealers. Payables from clients comprise the same type of transactions but from a sale of securities perspective. The amount shown on the statement of financial condition under payables to clients are sales of securities not yet settled.

Receivables from and payables to brokers

Receivables from and payables to brokers represent brokerage, execution fees and foreign taxes, when applicable, from sales (receivable) and purchases (payable) of securities receivable from or payable to brokers and clearing organizations.

Income taxes

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e. deferred tax assets and liabilities, current taxes payable/refunds receivable, and tax expense/recovery) are recorded based on amounts refundable or payable in the current year and include the results of any difference between US GAAP and tax reporting. Deferred income taxes reflect the tax effect of certain net operating losses, capital losses, general business credit carryforwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company accounts for the financial effect of changes in tax laws or rates in the period of enactment.

In addition, valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that warrant adjustments.

(expressed in US dollars)

In determining the income tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions. If the Company considers that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex, and the Company often obtains assistance from external advisers. To the extent that the Company's estimates change or the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. If the initial assessment fails to result in the recognition of a tax benefit, the Company regularly monitors its position and subsequently recognizes the tax benefit if (i) there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) the statute of limitations expires; or (iii) there is a completion of an audit resulting in a settlement of that tax year with the appropriate agency. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next 12 months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's statement of loss and comprehensive loss and are classified on the statement of financial condition together with the related liability for unrecognized tax benefits.

See note 13 for further discussion of the Company's income taxes.

Recent accounting developments – Accounting guidance recently adopted

Revenue recognition

In May 2014, the FASB issued new guidance regarding revenue recognition (ASU 2014-09). The new guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also provides guidance on accounting for certain contract costs and requires additional disclosures. The Company adopted this guidance as of January 1, 2018, under a modified retrospective approach for all open contracts as of the date of initial adoption. As such, there was no impact on the prior period results. There were no material changes in timing of revenues recognized associated with the adoption. As a result, adoption of this guidance had no material impact on the Company's net results of operations or financial position.

Financial instruments

In January 2016, the FASB issued new guidance related to the accounting for financial instruments (ASU 2016-01). Among its provisions, this new guidance generally requires equity investments to be measured at fair value with changes in fair value recognized in net income, subject to certain exceptions, and amends certain disclosure requirements associated with the fair value of financial instruments. The Company adopted this guidance as of January 1, 2018, under a modified retrospective approach. As a result, there was no impact on the prior period results.

(expressed in US dollars)

Statement of cash flows (classification of certain cash receipts and cash payments)

In August 2016, the FASB issued amended guidance related to the statement of cash flows (ASU 2016-15). The amended guidance provides guidance on disclosure and classification of certain items within the statements of cash flows. The Company adopted this guidance on January 1, 2018, under a retrospective approach. The adoption did not have a material impact on the Company's statements of cash flows and did not have an impact on the financial position or results of operations.

Recent accounting developments – Accounting guidance not yet adopted as of December 31, 2018

Lease accounting

In February 2016, the FASB issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. This new guidance, including subsequent amendments, is first effective for the fiscal year beginning on January 1, 2019. The Company assessed that the impact of adopting this new standard on its financial statements is not significant.

3 Information included in the statement of cash flows

a) The changes in working capital items are detailed as follows:

	2018 $	2017 $
Decrease (increase) in		
Receivables from clients	(1,401,323)	3,573,157
Receivables from brokers	59,031	3,241,552
Other accounts receivable and prepaid expenses	(132,045)	(22,392)
Increase (decrease) in		
Payables to clients	335,429	(4,312,228)
Payables to brokers	1,019,309	(2,508,066)
Payables to companies under common control	843,822	196,825
Other accounts payable and accrued liabilities	79,048	(28,481)
	803,271	140,367

(expressed in US dollars)

b) Cash flows relating to interest on operating activities are detailed as follows:

	2018 $	2017 $
Interest received	9,377	7,241
Interest paid	5,552	5,484

4 Other accounts receivable and prepaid expenses

	2018 $	2017 $
Taxes receivable	283,138	144,078
Prepaid expenses	-	7,015
	283,138	151,093

The taxes receivable balance results from Canadian federal and provincial sales tax reimbursement claims outstanding as of December 31, 2018 and 2017.

5 Deposits and securities with clearing organizations

	2018 $	2017 $
Deposits in cash		
Depository Trust & Clearing Corporation	52,030	52,030
National Securities Clearing Corporation	1,965,000	1,965,000
	2,017,030	2,017,030
Securities on deposit		
NASDAQ OMX Group Inc., at fair value (300 shares)	24,471	23,049
Depository Trust & Clearing Corporation*	77,722	62,610
	102,193	85,659
	2,119,223	2,102,689

* The Company holds 68.59 preferred shares as of December 31, 2018 (2017 – 105.88) and 2.90812 common shares as of December 31, 2018 (2017 – 3.02521).

(expressed in US dollars)

In the normal course of business, the Company enters into transactions with clearing organizations. These organizations require either deposits in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value with changes in fair value recorded in net loss and comprehensive loss for the year. The deposits in cash are not restricted, but the securities on deposit cannot be sold, as they are required for the Company to do business with the respective clearing organizations.

6 Bank overdraft

The Company has an unlimited operating line of credit agreement with Bank Lombard Odier & Co. Ltd. The facility bears interest at the bank's internal prime rate plus 2.85% per annum. Interest is payable on a quarterly basis. There is no guarantee given as security for this line of credit. As of December 31, 2018, nil (2017 – nil) was drawn from the line of credit.

7 Other accounts payable and accrued liabilities

	2018 $	2017 $
Trade payables	-	9,132
Accrued liabilities	157,547	69,367
	157,547	78,499

8 Shareholder's equity

Share capital

Authorized
Unlimited number of common shares with no par value

Issued and fully paid

	2018 $	2017 $
354,231 Common shares (2017 – 354,231)	9,478,957	9,478,957

Contributed surplus

Contributed surplus of $84,000 comes from the sale of a subsidiary to a company under common control on December 27, 2000.

(expressed in US dollars)

9 Related party transactions

The Company is under the common control of Lombard Odier Services Inc. (LO Services) and Lombard Odier Securities (Canada) Inc. (LO Securities). Until December 31, 2017, the Company was also under the common control of Lombard Odier & Cie (Canada), Limited Partnership (LO Canada), LO Holding (Canada) Inc. and Lombard Odier Management (Canada) Inc.

In the normal course of its business, the Company enters into transactions with related parties. These transactions were concluded in the normal course of operations and were measured at the exchange amount, which is the amount established and accepted by the related parties.

As of December 31, the statement of financial condition and statement of net assets in liquidation include the following related party balances, excluding the related party transactions from December 31, 2018 until the liquidation date:

	2018			2017		
	Affiliates			Affiliates		
	Total $	Bank Lombard Odier & Co. Ltd. $	Other $	Total $	Bank Lombard Odier & Co. Ltd. $	Other $
Current assets						
Cash	643,222	643,222	-	647,772	647,772	-
Receivables from clients	2,089,294	2,089,294	-	611,846	611,846	-
Receivables from brokers	445,725	445,725	-	92,052	92,052	-
	3,178,241	3,178,241	-	1,351,670	1,351,670	-
Liabilities						
Payables to clients	155,045	155,045	-	34,471	-	34,471
Payables to brokers	435,046	435,046	-	-	-	-
Payables to companies under common control	1,607,130	82,167	1,524,963	763,307	69,782	693,525
	2,197,221	672,258	1,524,963	797,778	69,782	727,996

Cash

The Company's cash balance is held at Bank Lombard Odier & Co. Ltd.

Receivables from and payables to clients

The Company is the Lombard Odier group's broker for US securities transactions. Amounts shown under receivables from and payables to clients result from securities transactions that have not yet settled from the Company's affiliated clients Bank Lombard Odier & Co. Ltd. and LO Securities.

(expressed in US dollars)

Receivables from and payables to brokers

The Company has agreements with multiple brokers in order to meet its execution obligation. For securities-trading transactions not listed on US or Canadian securities stock exchanges, the Company uses Bank Lombard Odier & Co. Ltd. as its broker. For Canadian securities stock exchanges, the Company uses LO Securities as its broker. The receivables from and payables to brokers for transactions with affiliates are securities-trading transactions that are pending settlement with these two brokers.

Payables to companies under common control

Certain general operating expenses such as payroll, rent and office expenses have been paid by LO Services. LO Services is affiliated with the Company. A portion of these expenses are allocated to the Company. On a monthly basis, the Company receives an invoice reflecting this allocation. These expenses are recorded under brokerage commissions, general brokerage, clearing fees, telecommunications, administrative expenses and salaries, and professional fees on the statement of loss and comprehensive loss.

The Company has entered into a service level agreement with Bank Lombard Odier & Co. Ltd. for banking infrastructure services. On a quarterly basis, Bank Lombard Odier & Co. Ltd. invoices the Company for the service charge in accordance with the terms of the agreement. Charges payable for the fourth quarter are included under payables to companies under common control on the statement of net assets in liquidation and the statement of financial condition.

(expressed in US dollars)

The following table presents the Company's revenues and expenses with affiliated companies, excluding the related party transactions because the liquidation date is January 2020.

	2018			2017		
		Affiliates			Affiliates	
	Total $	Bank Lombard Odier & Co. Ltd. $	Other $	Total $	Bank Lombard Odier & Co. Ltd. $	Other $
Revenues						
Commissions	1,002,282	996,593	5,689	1,206,911	1,143,122	63,789
Revenue on transactions	50,000	50,000	-	50,000	50,000	-
	1,052,282	1,046,593	5,689	1,256,911	1,193,122	63,789
Operating expenses						
Brokerage commissions	95,954	85,917	10,037	189,138	185,959	3,179
General brokerage	186,806	(4,199)	191,005	239,744	15,074	224,670
Clearing fees	6,147	-	6,147	18,432	-	18,432
Telecommunications	24,565	-	24,565	28,484	-	28,484
	313,472	81,718	231,754	475,798	201,033	274,765
Other income (expenses)						
Administrative expenses and salaries	(5,092,514)	(345,173)	(4,747,341)	(3,785,052)	(331,112)	(3,453,940)
Professional fees	(215,040)	-	(215,040)	(60,064)	-	(60,064)
Net interest expense	115	115	-	(984)	(984)	-
	(5,307,439)	(345,058)	(4,962,381)	(3,846,100)	(332,096)	(3,514,004)

Commission revenues

As a broker-dealer, the Company offers securities-trading transactions on US securities stock exchanges for the Lombard Odier group. Bank Lombard Odier & Co. Ltd. and LO Securities both use the Company for their US securities trading transactions. These transactions generate commissions from related parties.

Revenue arising from securities transactions with Bank Lombard Odier & Co. Ltd. represents 26.37% (2017 – 23.38%) of total revenues.

Brokerage commissions

The Company is only registered as a broker-dealer for US securities trading transactions. Under its role as an investment adviser, European and Canadian securities are sometimes traded. The Company uses Bank Lombard Odier & Co. Ltd. for European securities, and LO Securities for Canadian securities. These transactions incur trade ticket fees also known as brokerage commission expenses.

(expressed in US dollars)

General brokerage, clearing fees and telecommunications

The Company and its affiliates share general brokerage fees, clearing fees and telecommunications for which they also share the associated costs. The Company's share of these costs is allocated to it by an affiliate. These fees are charged simultaneously as administrative expenses and salaries.

Administrative expenses and salaries

The Company and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Company for personnel expenses, rent, office fees, travel and other operational support and services. The related unpaid balances are included in the payables to companies under common control on the statement of net assets in liquidation and the statement of financial condition.

Professional fees

The Company and its affiliates share legal and consulting resources for which they also share the associated costs. These fees are charged simultaneously as administrative expenses and salaries.

Interest income

Interest income includes cash balances that are deposited at Bank Lombard Odier & Co. Ltd.

10 Financial instruments – Offsetting

The receivables from and payables to the same clients and receivables from and payables to the same brokers are offset and the net amount reported in the statement of financial condition when there is an enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following tables show the impact of offsetting as of December 31:

			2018
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	2,742,361	(653,068)	2,089,294
Receivables from brokers	1,036,333	(929,673)	106,660
Payables to clients	(1,022,968)	653,068	(369,900)
Payables to brokers	(2,741,132)	929,673	(1,811,459)

(expressed in US dollars)

			2017
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	1,323,684	(635,713)	687,971
Receivables from brokers	787,855	(622,164)	165,691
Payables to clients	(670,184)	635,713	(34,471)
Payables to brokers	(1,414,314)	622,164	(792,150)

11 Fair value measurements

The accounting policies related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the fair value framework). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As of December 31, 2018 and 2017, the Company's exposure to financial instruments measured at fair value is limited to securities on deposit with clearing organizations. The NASDAQ OMX Group Inc. shares are classified as Level 1 and the securities on deposit at Depository Trust & Clearing Corporation are classified as Level 2 (note 5).

There were no transfers between Level 1 and 2 during the year ended December 31, 2018 (2017 – no transfers).

(expressed in US dollars)

12 Financial risks

The Company is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include option contracts and commitments to buy and sell securities. The potential for changes in the market value of the Company's trading positions is referred to as market risk. More precisely, market risk is the potential change in an instrument's value caused by fluctuations in currency exchange rates and interest rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Company's operations and activities. The Company's trading positions are reported at fair value with changes currently reflected in net loss and comprehensive loss. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars and Swiss francs. The Company does not enter into arrangements to hedge its currency risk.

(expressed in US dollars)

As of December 31, 2018 and 2017, assets denominated in Canadian dollars and Swiss francs are as follows:

	2018		2017	
	US$	**CA$**	**US$**	**CA$**
Denominated in Canadian dollars				
Cash	698,367	953,809	194,832	244,108
Other accounts receivable	283,413	387,082	144,302	180,799
Payables to a company under common control	1,524,963	2,082,750	693,525	868,931
Other accounts payable and accrued liabilities	130,059	177,493	48,287	60,500
	US$	**CHF**	**US$**	**CHF**
Denominated in Swiss francs				
Cash	89,286	88,018	123,924	120,760
Payables to a company under common control	82,167	81,000	69,782	68,000
Other accounts payable and accrued liabilities	10,117	9,973	14,580	14,208

The following table shows the sensitivity to changes in the foreign exchange rate on shareholder's equity as to the Company's assets and liabilities denominated in Canadian dollars and Swiss francs. The hypothesis used in the following analysis is a currency variation of +/−5% in both currencies against the US dollar as of December 31:

	Sensitivity analysis			
	December 31, 2018		December 31, 2017	
	+ 5% $	- 5% $	+ 5% $	- 5% $
Canadian dollars	(33,004)	33,004	(20,134)	20,134
Swiss francs	(220)	220	1,978	(1,978)

As of December 31, 2018, the Company has financial assets and financial liabilities denominated in euros, British pounds sterling and Hong Kong dollars, Japanese Yen and Swedish Krona. The Company's exposure to these foreign currencies is not significant (2017 – not significant).

Most of the Company's foreign currency exposure results from transactions with entities under common control. In the event of a significant foreign currency fluctuation, the Company would reduce its exposure to foreign currency by converting its payables denominated in Canadian dollars or in Swiss francs to US dollars at a negotiated rate with the other entities under common control.

Interest rate risk

Interest rate risk represents the Company's exposure to instruments whose values vary with the level of volatility of interest rates. As of December 31, 2018 and 2017, this risk is not significant.

(expressed in US dollars)

Liquidity risk

Liquidity risk represents the risk that the level of expected market activity will change significantly and, in certain cases, may even cease to exist. This exposes the Company to the risk that it will not be able to transact business and execute trades in an orderly manner, which may impact its results.

The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet the Company's financial obligations as they come due, as well ensuring that adequate funds exist to support business strategies and operational growth. The Company manages its treasury on a daily basis.

All financial liabilities owed by the Company as of December 31, 2018 and 2017 are expected to be paid within 12 months.

Credit risk

Credit risk is the risk of loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any, in its evaluation of credit risk.

The Company executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management believes that the Company's exposure to credit risk is not significant as of December 31, 2018 and 2017.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. There is a concentration of credit risk with Bank Lombard Odier & Co. Ltd.

As of December 31, 2018, the Company has $2,663,801 and $298,904 in cash with a US bank and a Canadian bank, respectively (2017 – $3,658,129 and $299,868). The US bank and Canadian bank are reputable financial institutions with ratings of A+ and AA, respectively, from Fitch Ratings as of December 31, 2018 and 2017. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Bank Lombard Odier & Co. Ltd., with a rating of AA- from Fitch Ratings as of December 31, 2018 and 2017.

(expressed in US dollars)

13 Income taxes

The total deferred income taxes recognized in the statement of loss and comprehensive loss for the years ended December 31 are as follows:

	2017 $
Deferred income taxes	516,831

The Company's income taxes differ from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	For the period from January 1, 2018 to October 30, 2018 $	2017 $
Anticipated income taxes based on combined Canadian federal and provincial statutory rate of 26.7% (2017 – 26.8%)	-	46,280
Non-deductible expenses or non-taxable income	-	5,006
Other differences	-	5,459
Valuation allowance (including foreign exchange conversion)	-	460,086
Total income taxes	-	516,831

Components of the Company's deferred tax assets are as follows:

	2017 $
Deferred tax assets	
Intangible assets	456,028
Non-capital losses	44,191
Capital losses	839
Valuation allowance	(501,058)
Total deferred tax assets	-
Net deferred tax assets	-

(expressed in US dollars)

Deferred income tax assets include unused tax losses. These tax losses may be applied against earnings of future years for Canadian federal and provincial tax purposes no later than as follows:

	2018 $	2017 $
2037	527,356	-
2036	117,915	140,638
2035	-	5,875
2034	-	4,794
2033	-	15,243
	645,271	166,550

The Company has capital losses of $2,906 (2017 – $3,168) that can be carried forward indefinitely. Additionally, the Company has a balance of eligible expenditures in the amount of $1,578,666 (2017 – $1,720,959) available for future years.

14 Net capital requirement

The Company is subject to the Securities and Exchange Act of 1934's uniform net capital rule (Rule 15c3 1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2018, net capital amounts to $3,060,474 (2017 – $5,942,680) and aggregate indebtedness amounts to $3,262,885 (2017 – $1,043,804). Net capital exceeds net capital required by $2,842,948 (2017 – $5,842,680). The total ratio of aggregate indebtedness to net capital as of December 31, 2018 is 106.61% (2017 – 17.56%).

The Company maintains a special reserve bank account for the exclusive benefit of clients of the Company pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*. The Company does not hold client funds. However, if it inadvertently receives client funds, it promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c3-3 of the *Securities Exchange Act of 1934* under Paragraph(k)(2)(i) of that rule.

(expressed in US dollars)

15 Contingencies and guarantees

In the normal course of business, the Company could be named as defendant in various legal actions. As of December 31, 2018 and 2017, the Company has not been named as a defendant in any legal actions.

The Company, as a member of securities clearing houses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC Topic 460, Guarantees. Under the standard for membership agreements, members are required to guarantee the performance of members that become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, the Company has not recorded a contingent liability in these financial statements.

In the normal course of business, the Company provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is considered remote.

Lombard Odier Transatlantic Limited

Schedule of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the periods ended December 31, 2018 and 2017

(expressed in US dollars)

	2018 $	2017 $
Net capital		
Total ownership equity – Company	7,017,425	6,044,700
Substract non-allowable assets		
Securities owned not readily marketable	77,722	62,610
Prepaid expenses	-	7,015
Other assets – Miscellaneous	3,806,000	-
Deductions and/or charges		
Haircut on cash	47,259	19,486
Aged fail-to-deliver	10,641	60
Haircuts on securities		
Stocks and warrants	15,329	12,849
Adjusted net capital	3,060,474	5,942,680
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	93,769	167,527
Payables to clients, accounts payable and accrued liabilities	3,169,116	876,277
Total aggregate indebtedness	3,262,885	1,043,804
Minimum net capital (greater of 6-2/3% of total A.I. or $100,000)	217,526	100,000
Excess net capital	2,842,948	5,842,680
Net capital less greater of 10% of total A.I. or 120% of $100,000	2,734,186	5,822,680
Ratio – Aggregate indebtedness to net capital	106.61%	17.56%

2018 Statement Pursuant to Paragraph (d)(4) of Rule 17a 5 of the Securities and Exchange Commission

The differences between the amounts presented above and the initial FOCUS result from the following adjustments: receivable from Broker/Dealer and payable to Broker/Dealer were reduced by $435,046, we netted the pending trades for one broker. The miscellaneous other assets were adjusted; the accrual for the sale proceeds was reduced by $825,000. We added the accrued income of $606,000. In the initial FOCUS, this accrued income was presented on a net basis and the prepaid expenses of $19,005 were expensed to comply with US GAAP.

(expressed in US dollars)

The accrued expenses were increased by $636,556. $606,000 was added to reflect the accrued income adjustment because the initial presentation was done on a net basis. The following accrued revenues and expenses were adjusted: fees for investment advisory were reduced by $225,000, salaries were reduced by $144,169, regulatory fees were reduced by $35,603 and other expenses were reduced by $14,672. The prepaid expenses increased other expense by $19,005. The net impact for other expense is an increase of $4,333.

2017 Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2017 FOCUS report as filed result from a minor adjustment to the clerical and administrative employees' expenses resulting from an increase to the bonus payable. Net earnings for the year, before income taxes, decreased by $1,753 following this adjustment.

Deferred income taxes were also written off following new assumptions: a decrease of $464,882 in net income for the year.

On the statement of financial condition, the deferred tax asset was written off by $464,882 (as mentioned above), which was a non-allowable asset. The accounts payable were increased by $2,016 following the adjustment on bonus payable. An increase of $263 on miscellaneous other receivables (sales tax receivable) was also recorded in regards of this adjustment.

The net impact on the net capital is a decrease of $1,753 and brings the net capital from $5,944,433 to $5,942,680.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

pwc

March 1, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

We have reviewed Lombard Odier Transatlantic Limited 's (the "Company") assertions, included in the accompanying Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2018 to December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2018 to December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants
Montréal, Quebec

SEC Mail Processing

MAR 04 2019

Washington, DC

17 96

LOMBARD ODIER

LOMBARD ODIER DARIER HENTSCH

Lombard Odier Transatlantic Limited - Exemption Report

Lombard Odier Transatlantic Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2018 to December 31, 2018 without exception.

I, Robert Dorey, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Robert Dorey, CPA, CA
President
Lombard Odier Transatlantic Limited
February 20, 2019

Lombard Odier Transatlantic Limited
1000 rue Sherbrooke West · Suite 2200 · Montreal · Quebec · Canada H3A 3R7
Telephone 1 514 847 7748 · Fax 1 514 847 7796 · www.lombardodier-transatlantic.com

pwc

March 1, 2019

To the Board of Directors of
Lombard Odier Transatlantic Limited

In planning and performing our audit of the financial statements of Lombard Odier Transatlantic Limited (the "Company") as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the following objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3. The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i)
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Moreover, the projection of any evaluation of these objectives to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2018 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

pwc

March 1, 2019

Report of Independent Accountants

To the Board of Directors of
Lombard Odier Transatlantic Limited

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lombard Odier Transatlantic Limited and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lombard Odier Transatlantic Limited the year ended December 31, 2018, solely to assist the specified parties in evaluating Lombard Odier Transatlantic Limited's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Lombard Odier Transatlantic Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Traced item 2B to the wire transfer of $3695.01 on July 18, 2018 and traced item 2G to the wire transfer of $7,787.44 on February 14, 2019.
2. Compared the sum of Total Revenue amount reported on each of the quarterly Form X-17A-5 reports submitted to FINRA for each of the quarters ended March 31, June 30, September 30 and December 31, 2018, of $8,276,535 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    Compared 2c - deductions on line (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $109,913 to the detailed general ledger account REA 230 "courtage payé" at December 31, 2018, noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $4,966,625and $7,449.94, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the board of directors of Lombard Odier Transatlantic Limited and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

PricewaterhouseCoopers LLP

Montréal, Quebec

AMENDED

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15608 FINRA DEC
LOMBARD ODIER TRANSATLANTIC LIMITED
1000 SHERBROOKE ST WEST STE 2200
MONTREAL, QUEBEC H3A 3R7
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7449.94

B. Less payment made with SIPC-6 filed (**exclude interest**) (3695.01)

July 18, 2018
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. *Total assessment balance and interest due (or overpayment carried forward)* $ 3754.93

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 7787.44

H. Overpayment carried forward $(4032.51)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic Limited
(Name of Corporation, Partnership or other organization)

Robert Dorey
(Authorized Signature)

____
(Title)

Dated the 6 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8276538
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	109913
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sale proceed of the Advisory business to Vontobel (estimated) (Deductions in excess of $100,000 require documentation)	3200000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3309913
2d. SIPC Net Operating Revenues	$ 4966625
2e. General Assessment @ .0015	$ 7449.94
	(to page 1, line 2.A.)